

Mail Stop 3030

June 1, 2010

<u>Via U.S. Mail and Facsimile to (781) 457-5011</u>

Brian Roberts
Chief Financial Officer
Insulet Corporation
9 Oak Park Drive
Bedford, MA 01730

> **Re: Insulet Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 9, 2010**
> **Schedule 14A filed April 5, 2010**
> **File No. 001-33462**

Dear Mr. Roberts:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 58

Our Executive Compensation Process, proxy statement page 20

1.   You disclose that you target total compensation based on peer companies. In future filings, please disclose where compensation actually fell in relation to the peer companies.

Our Executive Compensation Programs, proxy statement page 21

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Cash Incentive Bonuses, proxy statement page 22

3.   In future flings, please disclose the objective performance goals and objective company goals that an executive officer must achieve to earn their incentive bonus. To the extent you believe that disclosure of the milestones is not required because it would result in competitive harm, even on an historical basis such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, provide a detailed explanation for such conclusion.

Index to Consolidated Financial Statements, page F-1

Note 8. Facility Agreement and Common Stock Warrants, page F-17

4.   We note that you issued warrants to purchase 3.75 million shares of common stock at $3.13 per share in connection with facility agreement. Please tell us about your evaluation of the warrants in determining that they should be accounted for as equity. Include a discussion of the features which may result in Black-Scholes value upon change of control or events of default. Discuss the types of events that are included in these categories.

Schedule 14A filed April 5, 2010

Board of Directors, proxy statement page 8

5.   We note your disclosure in the last sentence of this section regarding your lack of a formal policy on diversity and how you consider it essential that members of the board represent diverse viewpoints. In future filings, please clarify how you consider diversity in identifying nominees for director.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein at (202) 551-3286 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 with any questions.

Sincerely,

Kate Tillan
Accounting Reviewer